SAN ANTONIO VENTURES INC.

3750 West 49th Avenue, Vancouver, B.C. V6N 3T8

UPDATE ON PREVIOUSLY ANNOUNCED RTO AND CLOSING OF $5,750,000 FINANCING

Vancouver, BC – August 5, 2014 – San Antonio Ventures Inc. (TSX-V: SAN) (“San Antonio” or the “Company”) is pleased to provide the following update to its previously announced letter of intent with R2 Energy Ltd. (www.r2energy.ca) (“R2”), pursuant to which it is proposed that San Antonio will acquire all of the issued and outstanding securities of R2 in exchange for securities of San Antonio on the basis of two pre-consolidated common shares of San Antonio for every one common share of R2 (the “RTO”). R2 is at arm’s length to San Antonio.

Due to the fact that San Antonio does not have sufficient authorized capital, the transaction has been structured in three steps:

1)

R2 to complete its private placement which has occurred as described below.

2)

Complete the RTO in August 2014, upon which 50% of the common shares and warrants issued pursuant to the R2 private placement will begin trading on a pre-consolidated basis, subject to acceptance by the TSXV Venture Exchange (the “TSXV”).

3)

Consolidate San Antonio’s common shares on a two-for-one basis after the September 12, 2014 San Antonio shareholders’ meeting and, following the consolidation, the balance of common shares and warrants issued pursuant to the R2 private placement will begin trading on a post-consolidated basis, subject to acceptance by the TSXV.

The Concurrent Financing

San Antonio is pleased to announce that R2 has completed a private placement of 19,166,666 subscription receipts (the “Subscription Receipts”) at a price of $0.30 per Subscription Receipt, raising gross proceeds of $5,750,000 (the “Concurrent Financing”). Each Subscription Receipt entitles the holder thereof, without payment of any additional consideration, to receive one R2 share and one R2 warrant exercisable at a price of $0.50 until July 31, 2019. Pursuant to the terms of the RTO, each Subscription Receipt ultimately entitles the holder thereof, without payment of any additional consideration, to be issued, upon completion of the RTO, one unit of San Antonio. Each unit of San Antonio comprises two pre-consolidated shares of San Antonio and two pre-consolidated San Antonio warrants, each exercisable at a price of $0.25 until July 31, 2019.

The gross proceeds of the Concurrent Financing are being held in escrow pending completion of the RTO which has two components. The first component is the completion of the RTO (expected to occur in August 2014), upon which 50% of the gross proceeds will be released to the Company and the investors will effectively receive 50% of their San Antonio units. The Company will apply to the TSXV for the San Antonio common shares and the San Antonio warrants to be listed for trading on a pre-consolidated basis under the name of San Antonio and the symbols SAN and SAN.WT, respectively. The second component is an increase in authorized capital of San Antonio, a name change and a two-for-one share consolidation (expected to be approved by San Antonio shareholders on September 12, 2014), upon which the remaining 50% of the gross proceeds will be released to the Company and the investors will receive the balance of their San Antonio units. As soon as practicable following the San Antonio shareholders’ meeting, the San Antonio common shares will be consolidated on a two old shares for one new share basis, and the Company’s name will be changed to “Gulf Oil Corp.” or such other name as is acceptable to R2. Trading symbols will be determined with the TSXV closer to this time.

Assuming completion of the RTO, the proceeds of the Concurrent Financing will be used by the Company to evaluate the opportunities in the Mexico oil and gas industry based on the recent proposed changes to the hydrocarbon laws in Mexico, including data acquisition and analysis, and to complete the proposed $200,000 work program on San Antonio’s Fame gold property.

Execution of the Definitive Agreement

San Antonio, R2 and 1837783 Alberta Ltd., a wholly-owned subsidiary of San Antonio (“Subco”) entered into a definitive amalgamation agreement dated August 1, 2014 which sets out the terms and conditions of the RTO (the “Amalgamation Agreement”).

The Proposed Transaction

Pursuant to the Amalgamation Agreement, the RTO will be structured as a three-cornered amalgamation pursuant to which Subco and R2 will amalgamate, the amalgamated corporation will become a wholly-owned subsidiary of San Antonio and the former shareholders of R2 will become shareholders of San Antonio and receive common shares of San Antonio on the basis of two common shares of San Antonio for one share of R2. San Antonio will be applying to the TSXV for conditional acceptance to have the common shares and warrants of the resulting issuer listed and posted for trading on the TSXV following closing of the RTO.

Completion of the RTO is subject to a number of conditions, including, but not limited to, shareholder approval of both R2 and San Antonio, TSXV acceptance and receipt of other applicable regulatory approvals. The RTO cannot close until the required shareholder approvals are obtained. There can be no assurance that the RTO will be completed as proposed or at all.

Board and Management

Pursuant to the Amalgamation Agreement, each of the current directors of San Antonio other than Christopher Dyakowski will resign at the closing of the RTO and Ian Telfer, Craig Steinke and Gord Keep will be appointed in their stead. As a result, the board of directors of the resulting issuer shall comprise three nominees of R2 and one nominee of San Antonio.

Craig Steinke will be the Chief Executive Officer of the resulting issuer, Jeremy Crichton will be the Chief Financial Officer of the resulting issuer and Carmen Etchart will be the Corporate Secretary of the resulting issuer.

Shareholder Approvals

Pursuant to applicable corporate law, the RTO must be approved by special resolution of the shareholders of R2 passed at a duly convened meeting thereof or by unanimous written consent of R2 shareholders.

Pursuant to section 4.3 of TSXV Policy 5.2 – Change of Business and Reverse Takeovers (the “RTO Policy”), San Antonio intends to seek shareholder approval of the RTO by written consent of a majority of San Antonio shareholders.

A filing statement detailing the terms of the RTO is being prepared and will be provided to all San Antonio and R2 shareholders and will be filed on SEDAR.

San Antonio Meeting

San Antonio has called an annual and special meeting of its shareholders for September 12, 2014 to approve, among other things:

(a)

a change in the name of the Company to “Gulf Oil Corp.” or such name as is otherwise acceptable to R2;

(b)

the appointment of Ian Telfer, Craig Steinke, Gord Keep and Christopher Dyakowski as directors of the Company;

(c)

a consolidation of all of the outstanding common shares of San Antonio on the basis of one postconsolidated common share for every two pre-consolidated common shares then outstanding;

(d)

an increase in the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares; and

(e)

 a new stock option plan, to be approved in advance by R2.

Sponsorship

Canaccord Genuity Corp., subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the RTO.

About R2

R2 is in the business of identifying, acquiring and developing a diversified shale gas and shale oil land portfolio in Europe, Mexico and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain. R2 has made applications to acquire various land positions in certain basins in Spain, which applications are at varying stages of processing. R2 conducts its business, directly and indirectly, through its 40%-owned Spanish subsidiary, Montero Energy Corporation, S.L. At present, R2 has no material business interests, operations or holdings other than its interests in and applications to acquire various land positions in prospective Spanish basins.

Craig Steinke, the Chief Executive Officer of R2, is the former Chief Executive Officer of Realm Energy International Corp., a Canadian global energy company focused on the exploration and development of major shale plays throughout Europe and emerging countries. Founded by Mr. Steinke and Ian Telfer in 2009, Realm collaborated with Halliburton (Houston), assembled key shale plays in ten European basins, completed a major joint venture and merged the company, in 2011, with another European shale player, for a value of $130 million to Realm shareholders. The combined entity now holds one of the largest land positions in Europe and is one of Europe’s most active unconventional drilling companies.

Mr. Steinke has spent the last 10 years developing Shale & CBM plays, such as coalbed methane in the Powder River Basin, and shale gas plays in the Fayetteville, Marcellus and Montney formations. During his career, Mr. Steinke has been instrumental in acquiring in excess of 25 million acres of domestic and international petroleum and natural gas rights, as well as financing and developing these assets.

General

Trading in the common shares of San Antonio was halted on July 7, 2014 upon initial announcement of the RTO. Reinstatement of the trading of San Antonio common shares will resume upon TSXV’s confirmation that San Antonio has satisfied the Requirements for Reinstatement of Trading as set forth in section 3.4 of the RTO Policy.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the RTO, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSXV has in no way passed upon the merits of the RTO and has neither approved nor disapproved of the contents of this news release.

Other Information and Updates

The Company will continue to provide further updates in respect of the RTO, in due course, by way of news releases.

SAN ANTONIO VENTURES INC.

Per:

“Christopher I. Dyakowski”

Christopher I. Dyakowski, P. Geo.

President & Chief Executive Officer

For further information contact Christopher Dyakowski at 604.250.2844 or by e-mail at dyakowski@telus.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the RTO and the Concurrent Financing. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to secure the TSXV acceptance or shareholder approval required to complete the RTO.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.